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                                                               EXHIBIT 1-A(5)(d)

DEPENDENT CHILDREN'S RIDER

EFFECTIVE DATE:
                                   ---------------------------------------------

DEPENDENT CHILD                    A Dependent Child is a child, stepchild or
                                   legally adopted child of the insured who is:

                                   1. more than 90 days old and less than 25 years old; and

                                   2. either named in the application for this rider, or born to or adopted by the insured after the date of the application for this rider.

BENEFITS We will pay the insured, unless you provide otherwise, the Coverage Amount for this rider each time we receive due proof that a Dependent Child has died while this rider was in force. We will cover each Dependent Child under this rider until the earliest of:

                                   1. that child's 25th birthday; or

                                   2. the date this rider terminates.

                                   The Coverage Amount for this rider is shown in the Policy Specifications.

CONVERSION                         Coverage on a Dependent Child may be
                                   converted as of the conversion date for that child to a new policy without due proof of that child's insurability, if:

                                   1. we receive your request to do so and the full initial premium for the new policy no later than 30 days after the conversion date for that child;

                                   2. this policy and rider are in force on the conversion date for that child;

                                   3. the amount of coverage requested under the new policy does not exceed five times the amount of coverage provided under this rider for that child; and

                                   4. the amount of coverage requested under the new policy is at least the minimum issue amount for that policy.

                                   The conversion date for each Dependent Child is the earlier of: 1. the Expiry Date of this rider; or 2. that child's 25th birthday.

                                   The new policy may be any flexible premium adjustable life or level premium whole life policy issued by the Company on the date of conversion. The Policy Date of the new policy will be the date of conversion. The initial premium for the new policy will be based on our then current rates under the plan chosen, using the Dependent Child's:
                                   1. sex; and 2. attained age on the date of conversion.

PAID-UP INSURANCE                  We will change each Dependent Child's
                                   coverage in force to paid-up term insurance at the death of the insured if: 1. the insured dies before the Expiry Date of this rider; and 2. this policy and rider are then in force. The paid-up insurance will be paid up to the earlier of: 1. the covered child's
                                   25th birthday; or 2. the Expiry Date of this rider.

                                   The paid-up insurance will have a cash
                                   surrender value equal to the net single
                                   premium of any remaining term insurance at
                                   the time of surrender. The net single
                                   premium is based on the Commissioners 1980
                                   Standard Ordinary Mortality Tables at 4% per
                                   year. This assumes that death during any
                                   policy year occurs at the end of that year.
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PAID-UP INSURANCE (CONTINUED)      Paid-up insurance on any Dependent Child
                                   cannot be contested after insurance has been in force, during the life of that child, for two years. The two years includes the period that such Dependent Child's coverage was in force under this rider prior to the date the paid-up insurance becomes effective. The Dependent Child will be the owner of the paid-up insurance if he or she is of the age of majority at the death of the insured. The legal guardian of the Dependent Child will be the owner of the paid-up insurance if the Dependent Child is not of the age of majority at the death of the insured. When the Dependent Child attains age of majority, he or she will become the owner.

COST The cost is equal to the monthly rate for this rider shown in the Policy
                                   Specifications.

                                   The cost for this rider will be included in the monthly deduction. If this rider terminates, the monthly deduction due on this policy will no longer include the cost of this rider.

CONTESTABILITY                     This rider cannot be contested after it has
                                   been in force, during the life of the
                                   insured, for a period of two years from the later of: 1. the Date of Issue of the policy; or 2. the Effective Date of this rider.

MISSTATEMENT OF AGE                If the age of any Dependent Child was
                                   misstated, the benefits under this rider will then be based on the correct age.

RELATIONSHIP TO POLICY             This rider is part of the policy to which it
                                   is attached. The terms and conditions of the policy apply to this rider. With respect to coverage provided by this rider, where the terms and conditions of the policy and the rider are in conflict, the rider terms prevail.

EFFECTIVE DATE                     The Effective Date of this rider is the
                                   Policy Date of the policy unless otherwise provided. This rider will not become effective unless the policy is in effect or becomes effective.

EXPIRY DATE                        The Expiry Date for this rider is shown in
                                   the Policy Specifications.

TERMINATION OF THIS RIDER          This rider will terminate on the earliest of:

                                   1. the Expiry Date;

                                   2. the day you surrender this policy;

                                   3. the day a conversion of this rider's
                                   coverage takes effect;

                                   4. the first deduction day after we receive your request that we terminate this rider; or

                                   5. the end of a grace period, when a
                                   Required Premium due remains unpaid.

                                   Paid-up insurance, if any, will terminate upon surrender or as provided under the Paid-Up Insurance provision.

                                   Signed for the Kemper Investors Life
                                   Insurance Company at its home office in Long
                                   Grove, Illinois.


                                   /s/ DEBRA P. REZABEK      /s/ JB SCOTT
                                       Secretary          President